VIA EDGAR

August 2, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln Life Variable Annuity Account N
and The Lincoln National Life Insurance Company
Lincoln InvestmentSolutionsSM
File Nos. 811-08517; 333-172328

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the initial above-referenced Form N-4 Registration Statement on February 18, 2011. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on August 3, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Delson R. Campbell

Delson R. Campbell
Vice President

VIA EDGAR

August 2, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln Life Variable Annuity Account N
and The Lincoln National Life Insurance Company
Lincoln InvestmentSolutionsSM
File Nos. 811-08517; 333-172328

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the initial above-referenced Form N-4 Registration Statement on February 18, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on August 3, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Joel Schwartz
Joel Schwartz
Senior Vice President & Director